Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October11, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 11, 2002[English Translation].

dlw 10/28

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truy yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6192).

For Immediate Release
(This is an English translation of the Japanese original.)

October 11, 2002

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Sumisho Metalex Corporation)

This is to inform you that a subsidiary of the Company, Sumisho Metalex Corporation, has revised its projections on performance for the first half and full year of the fiscal year ending March 31, 2003 (April 1, 2002 to March 31, 2003) announced on May 7, 2002.

Attachment;
Disclosed material of Sumisho Metalex Corporation

(This is an English translation of the Japanese original.)

October 11, 2002

Company Name: Sumisho Metalex Corporation
Stock Exchange Code: 7632
Contact: Shuzo Yamamoto, Managing Director
Tel. +81-3-5217-2111

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance announced at the time of our disclosure of financial statements on May 7, 2002 as follows:

1. Revision of Projected Figures for the Performance of first half of Fiscal Year Ending March 31, 2003 (April 1, 2002 to September 30, 2002)

(Unit: million yen, %)

	Total trading Transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 7, 2002)	26,000	300	150
Currently revised projections (B)	27,000	100	25
Change (B-A)	1,000	-200	-125
Rate of change	3.8	-66.7	-83.3
Performance of previous term (the first half of fiscal year ended March 31, 2002)	27,632	546	305

2. Revision of Projected Figures for Performance of full Fiscal Year Ending March 31, 2003 (April 1, 2002 to March 31, 2003)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 7, 2002)	56,000	900	500
Currently revised projections (B)	59,000	500	150
Change (B-A)	3,000	-400	-350
Rate of change	5.4	-44.4	-70.0
Performance of previous term			

3. Reasons for Revision

a) Interim Period

Although the domestic economy has not shown any signs of recovery, despite this difficult situation, total trading transactions is likely to be 27 billion yen, slightly exceeding the initial projection announced at the beginning of the fiscal year 2002. (This is a 2.3% decrease from that of the previous year but a 3.8% increase from our initial projection.)

However, as a result of severe competition and strong demands for cost-cutting, gross profit decreased by 170 million yen (6.6%) from our initial projection. Accordingly, ordinary income for the first half of the fiscal year 2002 is likely to decrease to 100 million yen (a 81.7% decrease from that of the previous year, a 66.7% decrease from our initial projection) and net income for the same period is also likely to decrease to 25 million yen (a 91.8% decrease from that of the previous year, a 83.3% decrease from our initial projection).

b) Full Fiscal Year

In spite of the stagnant economic environment, total trading transactions is likely to be 59 billion yen (a 10.5% increase from the previous year, a 5.4% increase from our initial projection). However, due to the low earnings ratio, ordinary income and net income are projected to be 500 million yen (a 48.2% decrease from the previous year, a 44.4% decrease from our initial projections) and 150 million yen (a 67.5% decrease from the previous year, a 70.0% decrease from our initial projections) respectively.

There will be no change in dividends policy as a result of this revision.